  EXHIBIT 99.1

Business Insider Names Justin Kenna and Christina Grushkin to its List of Top 31 Execs Defining the Future of Advertising in Video Games and Esports

January 6, 2021, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), an international gaming and esports company, congratulates Justin Kenna, CEO of GameSquare, and Christina Grushkin, Head of Sales Complexity Gaming, for being named as top executives defining the future of advertising in video games and esports. The list includes executives from leading companies such as Anheuser-Busch, McDonald’s, Verizon, State Farm, Nike, and Honda as well as top agencies and esports organizations like Dentsu, Omnicom Media Group, and Evil Geniuses. The article, published by Business Insider, highlights the acquisitions that GameSquare has completed under Justin’s tenure as CEO and the positive impact that the business can have on satisfying advertisers’ needs around marketing, talent management, and organizing events. Business Insider also noted that Complexity provides sponsorship opportunities for brands and that it’s head of sales, Christina Grushkin, is key to these efforts.

“We are extremely grateful for the recognition, by Business Insider, of what we have accomplished and of what we are building,” said Mr. Kenna. “While the article highlights two employees, it is the entire GameSquare team across Code Red, GCN, Cut+Sew, Zoned, and Complexity Gaming that are contributing to the success that we are having throughout the business. I want to congratulate Christina for the hard work and tremendous progress that has been made, from a revenue generating perspective, at Complexity. I expect making the Business Insider list to be the first of many acknowledgements of her dedication and talent.”

“In my view, Justin is a talented CEO, and one of the most experienced esports executives,” added Kevin Wright, Chairman and President of GameSquare. “I believe that the recognition of Justin as a top executive is a result of the hard work done to source quality acquisitions, the outstanding effort to integrate four businesses in less than a year, and our expectation for continued growth including revenue of more than $28 million for 2022. The growth prospects that we see within gaming and esports are supported by the recent announcement that following $2.5 million of revenue reported in Q3 2021, the Company generated $3.5 million in the first part of Q4 2021.”

Management expects to release an update on Q4 2021 revenue and operations in the coming weeks, prior to the release of its full year audited results. The progress that the Company has made reflects the strengthened sales organization, led by CRO Sean Horvath and the heightened interest by major brands in gaming and esports. We believe that the full integration of our portfolio of businesses has positioned GameSquare for success in a rapidly growing industry that is attracting attention from executives from leading companies, as highlighted by Business Insider.

The full article can be found at Business Insider.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.